Exhibit 99.154
ANNUAL INFORMATION FORM FOR THE PERIOD ENDED
DECEMBER 31, 2005
March 27, 2006

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TABLE OF CONTENTS

ITEM 2: TABLE OF CONTENTS	i

ITEM 3: CORPORATE STRUCTURE	1
NAME, ADDRESS AND INCORPORATION	1
INTERCORPORATE RELATIONSHIPS	1

ITEM 4: GENERAL DEVELOPMENT OF THE BUSINESS	2
THREE YEAR HISTORY	2
SIGNIFICANT ACQUISITIONS	2

ITEM 5: NARRATIVE DESCRIPTION OF THE BUSINESS	6
GENERAL	6
Overview	6
Competitive Conditions	6
Environmental Protection Requirements	6
Employees	6

INTRODUCTION TO THE DAVIDSON PROPERTY	7
Details of Key Assumptions, Parameters and Methods used to Estimate the Mineral Resource	7
Extent to which the Estimate of Mineral Resource may be Materially Affected by Any Known Relevant Issues	8
RISK FACTORS	8
General	8
Mineral Exploration	8
Reliance on Key Personnel	10
Competition	10
Capital Funding	10
DESCRIPTION OF THE DAVIDSON PROPERTY	10
Location and Description	10
ACCESSIBILITY, CLIMATE, LOCAL RESOURCES AND PHYSIOGRAPHY	13
GEOLOGICAL SETTING	14
Regional Geology	14
Property Geology	14
MINERALIZATION	15
History	15
Drilling	16
Mineral Resources Estimation	17
Classification	20
Recommended Program	24
Costs	25
Drilling Program	25

ITEM 6: DIVIDENDS	26

ITEM 7: DESCRIPTION OF CAPITAL STRUCTURE	26
COMMON SHARES	26
PREFERRED SHARES	27

ITEM 8: MARKET FOR SECURITIES	27

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This annual information form contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in this annual information form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this annual information form and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CURRENCY EXCHANGE RATE INFORMATION
This annual information form contains references to both US dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and US dollars are referred to as “US$”.
The high, low, average and closing exchange rates for Canadian dollars in terms of the US dollar for each of the last three years ended December 31, as quoted by the Bank of Canada, were as follows:

	Years ended December 31,
	2005	2004	2003
High	$1.27	$1.40	$1.57
Low	1.15	1.18	1.29
Average(1)	1.21	1.30	1.40
Closing	1.16	1.20	1.29

(1)	Calculated as an average of the daily noon rates for each period.
MOLYBDENUM PRICES
The high, low, and average weekly molybdenum prices quoted in US$/lb Mo for Europe drummed oxide for each of the last three years ended December 31, as quoted weekly in Metals Bulletin, were as follows:

	Years ended December 31,
	2005	2004	2003
High	$40.00	$16.85	$5.52
Low	20.50	15.93	5.27
Average	31.30	16.39	5.40
The price quoted in Metals Bulletin for the week of March 24, 2006 was US$23.00 /lb Mo for Europe drummed oxide.
GLOSSARY OF KEY TERMS
The following is a glossary of certain key terms used in this annual information form:

“mineral resources”	A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

a Measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity

An indicated mineral resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

An inferred mineral resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Mo”	Molybdenum

“MoO3”	Molybdenum Oxide

“MoS2”	Molybdenum Sulphide

“W”	Tungsten

“WO3”	Tungsten Oxide

ITEM 3: CORPORATE STRUCTURE
NAME, ADDRESS AND INCORPORATION
Blue Pearl Mining Ltd. (the “Corporation” or “Blue Pearl”) was formed under the name Patent Enforcement and Royalties Ltd. by articles of amalgamation under the Business Corporation Act (Ontario) (the “OBCA”) between Patent Enforcement and Royalties Ltd. (“Interim PEARL”) and Minesource Exploration Ltd. On April 14, 2005, the Corporation filed articles of amendment changing its name to Blue Pearl Mining Ltd.
Minesource Exploration Ltd. was formed by articles of incorporation under the laws of Canada on December 4, 1996 as amended by articles of amendment dated February 10, 1997 and March 25, 1997 and was continued into the Province of Ontario by articles of continuance dated June 21, 2000.
Interim PEARL was formed by articles of amalgamation dated July 1, 1999 in the Province of Ontario upon the vertical amalgamation of Ciclo Capital Ltd. (“Ciclo”) and Patent Enforcement and Royalties Ltd. (“Old Pearl”). At the time of the amalgamation, Old Pearl was a wholly-owned subsidiary of Ciclo following the completion of a take-over bid for all of the issued and outstanding Series A Shares of Old Pearl which closed on May 28, 1999.
Ciclo was formed by articles of amalgamation dated June 1, 1999 under the laws of Canada on the amalgamation of Ciclo Capital Ltd. (“Old Ciclo”) and Comoro Capital Ltd. (“Comoro”). Ciclo continued into the Province of Ontario on June 28, 1999. Old Ciclo was formed by articles of incorporation under the laws of Canada on October 2, 1996 as amended by articles of amendment dated June 9, 1997. Comoro was formed by articles of incorporation under the laws of Canada on December 18, 1995 as amended by articles of amendment dated January 15, 1996.
Old Pearl was formed by articles of incorporation in the Province of Ontario on November 20, 1998 as amended by articles of amendment dated January 19, 1999.
The Corporation’s common shares (the “Common Shares”) and its Common Shares purchase warrants (the “Warrants”) trade on the Toronto Stock Exchange (“TSX”) under the symbols “BLE” and “BLE.WT”. The Common Shares are also quoted on the Open Market of the Frankfurt Stock Exchange under the symbol “A6R”.
The Corporation’s registered and head office is located at Suite 500, 6 Adelaide Street East, Toronto, Ontario, M5C 1H6.
INTERCORPORATE RELATIONSHIPS
On March 16, 2005 Blue Pearl Mining Inc. (“BPMI”) was formed by Articles of Incorporation under the Business Corporations Act (British Columbia) to hold the Corporation’s interest in the Davidson Property (as defined herein). The Corporation holds all of the issued and outstanding common shares of BPMI.
In addition, the Corporation owns all of the issued and outstanding common shares of Patent Enforcement and Royalties of New Jersey Limited, incorporated under the laws of New Jersey. This company carries on certain operations of the previous business of the Corporation and will be wound up in due course.

ITEM 4: GENERAL DEVELOPMENT OF THE BUSINESS
THREE YEAR HISTORY
From 1999 to 2004, the Corporation was in the business of investing in patents and other forms of intellectual property that were the subject of litigation. Although the Corporation did experience some success, the business model did not develop in the manner which the Corporation had anticipated. In 2004, a significant award for patent infringement on a patent in which the Corporation had an interest was over-turned. This award would have provided the funds to develop a large number of patent cases which would have been necessary to achieve stable cash flows. Management of the Corporation (“Management”) determined that it would be in the best interests of shareholders to seek a new business opportunity for the Corporation in the natural resources sector where Management has significant expertise. When Management became aware of the opportunity to acquire the Davidson Property (formerly known as the Yorke-Hardy Property), they were of the opinion that its acquisition represented a better opportunity for the Corporation. Management will wind up its operations in respect of its previous business to best maximize shareholder value. No discussion of the previous business of the Corporation is included in this Annual Information Form.
As a result of its decision to change the business of the Corporation, Management elected to change the year end of the Corporation to December 31 from June 30.
For additional details on the acquisition of the Davidson Property, please see the heading “Significant Acquisitions” below.
SIGNIFICANT ACQUISITIONS
The Corporation signed an agreement in principle (the “AIP”) dated November 16, 2004 and amended on March 10, 2005 to acquire a 100% working interest in certain mineral leases and claims (the “Acquisition”) held by Fundamental Resources Corporation (“FRC”) and Donald Alexander Davidson, on his own behalf and on behalf of Roda Holdings Inc. (“Davidson”)(collectively, FRC and Davidson shall be referred to as the “Vendors”). The certain mineral leases and claims will be referred to as the “Davidson Property” in this AIF. The AIP was replaced with a Vending Agreement dated March 18, 2005, as amended on April 8, 2005, between the Vendors, the Corporation and BPMI (the “Vending Agreement”). The principal terms of the Acquisition are as follows:
(i)	cash payments totalling $1,025,000 by the closing date which have been made;

(ii)	annual payments commencing April 30, 2006, tied to the price of molybdenum which payment shall be between $100,000 and $500,000 per annum indexed every five years for so long as the Corporation holds the Davidson Property; and

(iii)	a 2.75% Net Smelter Returns Royalty (“NSR”) to which the last of the annual payments referred to in (ii) above shall be credited.
The annual payments referred to in paragraph (ii) will be indexed every five years to the change in the Canadian consumer price index as published by Royal Financial Group and shall be calculated as follows:
a)	if the weekly average price of molybdenum as contained in molybdenum oxide and quoted in the Metals Bulletin is above both US$18.00 and $21.00 Canadian (“CDN”) for the year preceding the date of the annual payment, then the annual payment shall be CDN$500,000;

b)	if the weekly average price of molybdenum as contained in molybdenum oxide and quoted in the Metals Bulletin is either US$18.00 or CDN$21.00 or less and above US$10.00 or CDN$12.00 for the year preceding the date of the annual payment, then the annual payment shall be reduced to CDN$350,000;

c)	if the weekly average price of molybdenum as contained in molybdenum oxide and quoted in the Metals Bulletin is either US$10.00 or CDN$12.00 or less and above US$5.00 or CDN$6.00 for the year preceding the date of the annual payment, then the annual payment shall be reduced further to CDN$150,000; and

d)	if the weekly average price of molybdenum as contained in molybdenum oxide and quoted in the Metals Bulletin is either US$5.00 or CDN$6.00 or less for the year preceding the date of the annual payment, then the annual payment shall be reduced still further to CDN$100,000.
The NSR payment referred to in paragraph (iii) above shall be calculated and paid quarterly within 30 days of the end of each quarter by the Corporation to FRC on behalf of the Vendors without deduction of mine development costs, operating costs or, if applicable, costs of transportation of ore or other mineable materials from the property to any off-site treatment facility. The minimum annual payment each year shall be used as a credit against the NSR payments to be made in the following four quarters beginning with the first quarterly NSR payment to follow. If any first quarterly NSR payment payable in any year exceeds the annual minimum payment payable, then no annual minimum payment shall be payable subsequently until the annual minimum payment exceeds the first quarterly NSR payment (the “Deficient Payment”) immediately following the date the annual minimum payment would otherwise be payable and thereafter on the next anniversary of the annual minimum payment, the annual minimum payment shall be payable subject to the provisions of the Vending Agreement. In such case, the Deficient Payment shall be increased to the annual minimum payment applicable.
The Acquisition was completed on April 19, 2005 following the approval of the Corporation’s change of business to that of a resource company by its shareholders on April 14, 2005.
Title in the Davidson Property will not be transferred to the Corporation until commercial production has commenced or all financing is in place to build a mine capable of mining at least 500,000 tonnes per annum and transfer of title is a necessary condition to the advance of the funds. The Vending Agreement has, however, been registered on title for all claims comprising the Davidson Property. The Corporation is responsible for all payments necessary to keep the Davidson Property in good standing from January 1, 2005. The Corporation has granted the Vendors a two kilometre area of interest around the Davidson Property.
The Davidson Property is a molybdenum project located near Smithers, British Columbia. For additional details on the Davidson Property please see the heading “Description of the Davidson Property”.
The Corporation holds its interest in the Davidson Property through BPMI.
FINANCINGS
As part of its restructuring, the Corporation completed a private placement on March 22, 2005 pursuant to which it raised gross proceeds of $10,300,065 to be expended on the Davidson Property and for working capital. The Corporation issued 13,833,667 Non-Flow-Through Purchase Receipts at a price of C$0.60 each and 3,076,715 Flow-Through Purchase Receipts at a price of C$0.65 each. The funds were held in escrow pending the Corporation meeting certain conditions. The funds were released from escrow on April 14, 2005. Each Non-Flow-Through Purchase Receipt was automatically exchanged into one Unit on July 23, 2005. Each Unit consisted of one common share and one-half of one transferable common share purchase warrant (the “Warrants”). Each whole Warrant has an exercise price of $0.70 until March 22, 2007. Each Flow-Through Purchase Receipt was automatically exchanged into one flow-through common share on July 23, 2005.
On August 31, 2005, the Corporation completed a non-brokered private placement of 2,500,000 Units with The Tell Fund at a price of $0.60 per Unit to raise gross proceeds of $1,500,000. Each Unit is comprised of one (1) common share and one half (1/2) of a share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $0.70 until March 22, 2007.
On February 3, 2006, the Corporation completed a private placement of 500,000 Units with Berner & Company Inc. at a price of $0.80 per Unit. Each Unit of the private placement comprises one common share, one “A” warrant and 0.4 of one “B” warrant. Each whole “A” warrant entitles the holder to purchase one common share at a price of $1.00 and each whole “B” warrant entitles the holder to purchase one common share at a price of $0.80 for two years from the closing of the private placement.
On March 10, 2006, the Corporation announced that it has entered into an agreement with a syndicate of Agents led by Canaccord Adams (the “Agent”) and including Orion Securities Inc. to complete a private placement offering (“Offering”) on a best efforts basis of up to 1,060,000 flow-through common shares (the “FT Shares”), at a price of $2.85 per FT Share for total gross proceeds of up to $3,021,000. Funds raised from the issuance of the FT Shares will be used for general exploration expenditures, which will constitute Canadian exploration expenses (as defined in the Income Tax Act) and will be renounced for the 2006 taxation year. The FT Shares will be subject to a four month hold period from the closing date. Blue Pearl Mining Ltd. will pay the Agents a cash commission of 6.0% of the gross proceeds raised upon closing. On the closing date of the Offering, the Agents will be granted compensation options equal in number to 7.0% of the aggregate number of total Units sold at an exercise price equal to $2.85. The private placement is expected to close on April 5, 2006.
RECENT DEVELOPMENTS
On February 27, 2006, the Corporation signed a non-binding Memorandum of Understanding (“MOU”) with Endako Mines (a joint venture of Thompson Creek Mining Ltd. and Sojitz Moly Resources Inc.) for construction of a milling circuit to process ore from Blue Pearl’s Davidson Project near Smithers, B.C. at Endako’s mine site near Fraser Lake, B.C. The Corporation will build, at its expense, a milling circuit capable of processing 2000 tonnes of ore per day and producing saleable molybdenum concentrate at the Endako Mine, approximately 200 kilometres by road from the Davidson Project. Blue Pearl will benefit from Endako’s existing infrastructure. Under the terms of the MOU, Endako will provide the management, supplies and personnel to operate the Blue Pearl circuit and will be responsible for its maintenance. Blue Pearl will pay Endako for the costs of operating the circuit. Further metallurgical testing will be carried out to ensure compatibility of Blue Pearl’s material with the Endako facility and to optimize molybdenum recovery and concentrate grade. On signing of a definitive agreement, which is expected to take place before May 31, 2006, Blue Pearl will pay Endako US$5 million, half of which may be paid, at Blue Pearl’s discretion, in Blue Pearl shares. Blue Pearl will also pay to Endako a sliding-scale fee based on the market price of molybdenum, ranging from US$0.80 to US$2.00 per pound of molybdenum produced, subject to a minimum monthly fee. The MOU allows for separate agreements to deal with the roasting and marketing of Blue Pearl’s concentrate.
DRILLING PROGRAM
On October 28, 2005, the Corporation announced that it would begin a 5,000 metre drilling program in November on its Davidson Property. There are three phases to the drilling program. The first tested a potentially high grade zone (the “Lower Deposit”) located about 250 meters below the Main Deposit at approximately the same elevation as a proposed second adit. Six new underground holes tested the lateral extensions of the Lower Deposit, which was discovered by Climax Molybdenum in 1972 with two drill holes. Those two holes were drilled 50 meters apart and intersected 48.4 metres grading 0.46% MoS2 (0.27% Mo) and 36.6 metres grading 0.37% MoS2 (0.22% Mo). No drilling had been undertaken on the Lower Deposit since 1972. A second phase of the drill program will consist of 18 short underground holes into the high grade core of the Main Deposit. This drilling is designed to provide information for mine planning, as well as fresh drill core for detailed metallurgical and environmental test work. Phase three involves the drilling of a horizontal surface hole along the path of the proposed lower adit at the 700 metre elevation, approximately 350 metres below the existing workings. This is for environmental test work. All underground drilling will be from the existing workings comprising a 2,000-metre exploration adit and 600 metres of crosscuts. The adit, which was reopened in September, 2005, was found to be in excellent condition after lying dormant for 25 years, an indication of very stable ground conditions. The Corporation’s mining contractor, Procon Mining and Tunnelling Ltd., installed new ventilation ducting in the adit and crosscuts, and cut new drill stations in the existing workings. The original track is also in excellent condition and is being used for underground access.
On February 3, 2006, the Corporation announced initial results of the first phase of the drill program on the Lower Deposit. Hole 165, the first in an initial six-hole program, intersected 48.8 metres grading 0.46% MoS2. Hole 165 encountered the zone from 295.6 to 344.4 metres down the hole. Based on these encouraging results from this Lower Deposit, the Corporation expanded the program with 12 additional holes, of which eight have been drilled to date. In order to continue with this program, a second rig was mobilized to drill the Main Deposit.
On February 24, 2006, the Corporation announced drill results three more drill holes in the Lower Deposit. Hole 166 returned 0.37% MoS2 over 39.6 metres, Hole 167 returned 0.41% MoS2 over 27.4 metres and Hole 168 returned 0.33% MoS2 over 27.0 metres.
On February 28, 2006, the results from two further drill holes in the Lower Deposit were released. Hole 169 returned 0.47% MoS2 over 39.6 metres and Hole 170 returned 0.24% MoS2 over 36.6 metres. Hole 169 is the most northwesterly hole drilled on the Lower Deposit to date for which assays have been received. Within Hole 169’s 39.6-metre intersection is a higher grade interval of 27.4 metres grading 0.55% MoS2.
A total of 14 holes have been drilled on the Lower Deposit in this program to date and results have been reported for six of them. Results are pending for holes 171 to 178 inclusive. Hole 172, approximately 70 metres east of Hole 167 and the most easterly hole drilled to date on the Lower Deposit, did not intersect mineralization. The Lower Deposit appears to be shallowly dipping and the drill intercepts appear to be representative of approximate true thickness. Results from the Lower Deposit are not included in a previously reported mineral resource for the Main Deposit.
Samples are taken as half of the split core. Acme Analytical Laboratories Ltd. of Vancouver, B.C., Canada, is being used for sample preparation and assaying. Acme Laboratories uses industry standard procedures. Core samples were crushed to pass a 10-mesh-size sieve, a 200- to 250-gram split was then pulverized to have no greater than 95% passing a 200-mesh-sized sieve to produce a homogenized sub-sample. Internal quality control programs include the use of blanks, duplicates, internal standards, certified standards and internal check assaying. External check assays will be routinely performed at Chemex Laboratories of North Vancouver, B.C., Canada, with check samples submitted independently by the Company. Jim Hutter, P. Geo., a consultant to the Corporation, is the Qualified Person on the exploration program as defined by National Instrument 43-101. The drilling program is being conducted under the supervision of Mr. Hutter who has read and approved this disclosure and the news release issued on the results of the drilling program to date.
FEASIBILITY STUDY AND ENVIRONMENTAL ASSESSMENT WORK
In July of 2005 Hatch Ltd., a leading Canadian-based global engineering firm, was retained by the Corporation to complete a feasibility study on the Davidson Property incorporating a mineral reserve estimate being prepared by Snowden Mining Industry Consultants Inc. of Vancouver, B.C., environmental studies being conducted by Rescan Environmental Services Ltd. of Vancouver, B.C., underground development by Procon Mining and Tunnelling Ltd. of Burnaby, B.C., and a mine plan being prepared by McIntosh Engineering Inc. of Tempe, Arizona. Hatch is also advising on ore transport options, reviewing wastewater disposal alternatives, design and cost of surface facilities, and completing a metallurgical review with recommendations for confirmatory metallurgical work. The feasibility study is expected to be completed in the third quarter of 2006.

The Davidson Project is in the Pre-Application stage of the B.C. Environmental Assessment process. A Section 11 Order, which sets out the scope of the project, the scope of the assessment, and the procedures and methods for assessing the project, was issued by the Environmental Assessment Office (“EAO”) of the Government of British Columbia on December 20, 2005. The draft Terms of Reference (“TOR”), which provides a detailed framework for preparing and completing the Application for the Environmental Assessment Certificate for the project, was approved by the EAO on December 28, 2005 and was released for a public comment period which ended on February 3, 2006. The public comments are presently being assessed and will be incorporated into the final TOR. It is anticipated that the final TOR will be issued to Blue Pearl by the EAO in April, 2006. The detailed preparation of the Environmental Assessment Application is currently in progress and is expected to be completed and filed by mid-2006. The Application contemplates a 2,000 tonne per day underground operation with ore being transported to a near-by milling facility.
As part of the Environmental Assessment, Blue Pearl is engaged in an extensive consultation process with government agencies, local governments, the general public, special interest groups, and the Wet’suwet’en community. The Davidson project lies within the area identified by the Wet’suwet’en as their territory. Discussions are being held with the Wet’suwet’en on the baseline environmental programs that are being carried out, and negotiation of a Wet’suwet’en participation agreement has commenced.
ITEM 5: NARRATIVE DESCRIPTION OF THE BUSINESS
GENERAL
OVERVIEW
The Corporation is a mineral exploration company that is focusing it exploration efforts on its Davidson Property (a molybdenum project) in British Columbia. The Davidson Property was formerly known as the Yorke-Hardy Property.
COMPETITIVE CONDITIONS
The mineral exploration and mining business is a competitive business. The Corporation competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The ability of the Corporation to acquire further properties will depend not only on its ability to operate and develop the Davidson Property but also on its ability to select and acquire suitable properties or prospects for development or mineral exploration.
ENVIRONMENTAL PROTECTION REQUIREMENTS
The Davidson Property is affected by the government regulations relating, among other things, to the acquisition of land, pollution control and environmental protection, land reclamation, safety and operations. Changes in any of these regulations or in the application of the existing regulations are beyond the control of the Corporation and may adversely affect its operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Corporation may be required to compensate those suffering loss or damage by reason of its activities. The effect of these regulations cannot be accurately predicted.
EMPLOYEES
As at December 31, 2005, the Corporation had two full-time employees in Canada. It currently has two full-time and four part-time employees as well as a further 12 persons who provide management and administrative services to the Corporation through the services a Management Services Agreement it has entered into with Glencairn Gold Corporation.

INTRODUCTION TO THE DAVIDSON PROPERTY
On April 19, 2005, the Corporation completed the acquisition of the Davidson Property. Management based its decision to acquire the Davidson Property on the resource assessment contained in the report entitled “A Resource Evaluation of Yorke-Hardy Molybdenum-Tungsten Deposit” (the “Report”) dated December 17, 2004 as amended on January 12, 2005 and February 16, 2005 which was prepared for the Corporation by Giroux Consultants Ltd. (“GCL”). The Report was filed on SEDAR on March 7, 2005 and is available for viewing. Gary Giroux P. Eng, a principal of GCL, is the Corporation’s qualified person (“QP”) for the project. The following is a brief summary of the resource calculation. Where references to the Davidson Property are taken directly from the Report, it will continue to be referred to as the Yorke-Hardy Property. For further details, please see heading “Description of the Davidson Property”. Reference is made to pages 10 to 24 herein for a comprehensive summary of the Report.
At this point in time, without having the benefit of any economic analysis, Management is considering the viability of two different mining and processing scenarios; a larger tonnage milling operation and a smaller tonnage haul away operation. In consultation with Management, the QP is of the opinion that a reasonable cut-off grade for a larger tonnage bulk mining approach with onsite processing facilities would be 0.2% MoS2. At 0.2% MoS2 the deposit includes a mineral resource estimate of 82,980,000 tons in the measured plus indicated categories with a grade of 0.295% MoS2 representing 489,580,000 pounds of MoS2 or 293,460,000 pounds of Mo. The QP is further of the opinion that a reasonable cut-off grade for a smaller tonnage more selective direct shipping alternative of hauling ore to another mill for processing would be 0.3% MoS2. At 0.3% MoS2 the deposit includes a mineral resource estimate of 25,450,000 tons in the measured plus indicated categories with a grade of 0.424% MoS2 representing 215,820,000 pounds of MoS2 or 129,360,000 pounds of Mo. Until an economic evaluation is done and a mine plan is completed, neither the preferred method of mining and processing, nor the economic cut-off for the deposit, is known. Tables 8, 9 and 11 on pages 21 to 24 set out the measured and indicated mineral resource at cut-offs ranging from 0.10% MoS2 to 0.60% MoS2.
DETAILS OF KEY ASSUMPTIONS, PARAMETERS AND METHODS USED TO ESTIMATE THE MINERAL RESOURCE
The Yorke-Hardy resource evaluation used drill hole data collected by American Metal Co. (“Amax”) and Climax Molybdenum Co. of B.C. Ltd. from 1958 to 1980. A total of 165 drill holes containing 17,737 assays for MoS2 were available for analysis. Drill hole assays were evaluated and capped based on lognormal cumulative probability plots. A total of 5 samples were capped at 4.80% MoS2 and 21 samples were capped at 0.24% WO3. A mineralized geologic solid was used to constrain grade estimation and uniform 25 foot (7.6 m) composites were produced for MoS2 and WO3 within this solid. Variography showed maximum continuity for both MoS2 and WO3 of 600 ft. (183 m) at azimuth 075° dip 0° and 400 ft. (122 m) at azimuth 165° dip -55°. A block model was superimposed on the geologic solid with blocks 50 x 50 x 25 ft. (15.2 x 15.2 x 7.6 m) in dimension. Grades were estimated for each block in the model by ordinary kriging in three passes. The search ellipses were oriented parallel to the major directions of anisotropy and passes used progressively longer search ellipses with pass 1 at 1/4 of the semivariogram ranges, pass 2 at 1/2 the ranges and pass 3 the full ranges in each direction. A minimum of 4 composites were required during any pass to estimate a block. If the minimum 4 composites were not found within the particular search ellipse, the block was not estimated during that pass. During any pass if more than 16 composites were found, the closest 16 were used. Specific gravity was measured for 1,997 core samples during drill programs, using the weight in air versus the weight in water procedure. As no correlation between grade and specific gravity could be established, an average of 2.66 was used for tonnage conversion. Classification of the resource used both the pass the blocks were estimated in (a measure of drill density) and the Relative Kriging Standard Error (“RKSD”) for MoS2 (which takes the semivariogram parameters into account). Measured blocks were estimated during pass 1 and had an RKSD of less than 0.22. Indicated blocks were estimated during pass 1 or pass 2 and had a RKSD > 0.22 and < 0.4. All other blocks estimated were classed as inferred.

EXTENT TO WHICH THE ESTIMATE OF MINERAL RESOURCE MAY BE MATERIALLY AFFECTED BY ANY KNOWN RELEVANT ISSUES
Neither the Corporation’s consulting geologist, Gary Giroux, nor Management is aware of any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues that may materially affect the estimate of the mineral resource. The property is 9 kilometres northwest of Smithers, British Columbia, in western central British Columbia.
RISK FACTORS
The following is a brief description of the risk factors to which the Corporation’s business is subject:
GENERAL

a)	the Corporation has not had a history of operations or earnings and the overall success of the Corporation will be affected by its future business activities.

b)	the Corporation depends on a number of key individuals — the loss of any one of whom could have an adverse effect on the Corporation. The Corporation does not have “key man” insurance on any of its directors or officers.

c)	Certain directors and officers of the Corporation are or may become associated with other natural resource companies which may give rise to conflicts of interest. In accordance with the OBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Corporation are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Corporation. The directors and certain officers of the Corporation have either other full-time employment or other business or time restrictions placed on them and accordingly, the Corporation will not be the only affairs of these directors and officers.

MINERAL EXPLORATION

a)	The nature of the Corporation’s business is highly speculative due to its involvement in the exploration, development and production of minerals. Exploration for minerals involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that any commercial quantities of ore will be discovered by the Corporation. The commercial viability of a mineral deposit, if discovered, depends upon a number of factors including the particular attributes of the deposit (principally size and grade), the proximity to the infrastructure, the impact of mine development on the environment, environmental regulations imposed by various levels of government and the competitive nature of the industry which causes base metal prices to fluctuate substantially over short periods of time. Most of these factors are beyond the control of the Corporation. Mineral exploration and development are highly speculative and few properties that are explored are ultimately placed into commercial production. The investment involves a high degree of risk and should only be considered by those persons who can afford a total loss of their investment. Investors must rely on management of the Corporation and those who are not prepared to do so should not invest.

b)	Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved.

c)	The Corporation and the QP have carefully prepared and verified the mineral resource figures and believe the methods of estimating resources have been verified by mining experience. However, such figures are estimates, and no assurance can be given that the indicated level of mineral will be produced. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Fluctuations in the price of molybdenum or by-products may render mineral resources containing lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral resources, such as the need for orderly development of mineral bodies or the processing of new or different grades, may cause mineral resources to be modified. There can be no assurance that the Corporation will obtain the prices assumed in determining resources. Market price fluctuations of molybdenum may render the present indicated and measured resources unprofitable for periods of time. This could cause the Corporation to reduce its mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

d)	The Corporation’s continuing right to earn or maintain its ownership in the Davidson Property will be dependent upon compliance with applicable laws and with agreements to which it is a party. The Corporation has significant financial commitments to the Vendors with respect to the Davidson Property. Failure to make the required payments could result in a loss of the Davidson Property. There is no assurance that the Corporation will be able to obtain and/or maintain all required permits and licenses to carry on its operations. Additional expenditures will be required by the Corporation to maintain its interest in the Davidson Property. These additional expenditures will be required to conduct a feasibility study to prove an economic ore body and to bring it into production. There can be no assurance that the Corporation will have the funds, will be able to raise the funds or will be able to comply with the provisions of the agreement relating to its property which would entitle it to an interest therein and if it fails to do so its interest in the Davidson Property may be reduced or be lost.

e)	The Corporation’s operations are subject to all of the risks normally inherent in the operation and development of mineral properties and the construction and development of a mine, including encountering unexpected formations or pressures, caving, flooding, fires and other hazards, all of which could result in personal injuries, loss of life and damage to property of the Corporation and others. In accordance with customary industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.

f)	The marketability and price of minerals which may be acquired or discovered by the Corporation will be affected by numerous factors beyond the control of the Corporation. The Corporation will be affected by changing production costs, the supply or/and demand for minerals, the rate of inflation, the inventory levels of minerals held by competing companies, the political environment and changes in international investment patterns. The Corporation is also subject to a variety of waste disposal, pollution control and similar environmental laws. Depending on future exploration and development plans, the Corporation may require additional financing which may not be available or, if available, may not be available on favourable terms.

g)	The Corporation’s mining activities are subject to extensive federal, provincial and local laws and regulations controlling not only the mining and exploration of mineral properties but also the possible effect of such activities on the environment. Existing and possible future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the exploration and development of the properties in which the Corporation has an interest, the extent of which cannot be predicted. Compliance with environmental quality requirements and reclamation laws imposed by federal, provincial and local government authorities may necessitate significant capital outlays or may cause material changes in the Corporation’s intended activities. No assurance can be given that environmental standards imposed by any government authority will not be changed, become more stringent or otherwise adversely affect the Corporation.

h)	No current title report has been obtained regarding the Corporation’s mineral property interests other than the title opinion given by counsel to the Vendors on the completion of the Acquisition. The mineral properties in which the Corporation has an interest may be subject to prior unregistered agreements, interests or native land claims and title may be affected by undetected defects.

i)	Changes in mining or investment policies or shifts in political attitude may adversely affect the Corporation’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production price controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.
RELIANCE ON KEY PERSONNEL
The success of the Corporation is largely dependent on the performance of its key employees and senior management. Failure to retain key employees or to attract and retain additional key employees with necessary skills could have a materially adverse impact on the Corporation’s growth and profitability.
COMPETITION
The mining industry is intensely competitive and the Corporation must compete in all aspects of its operations with a number of other corporations which have far greater technical and/or financial resources.
CAPITAL FUNDING
The Corporation will require additional financing. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurances that the Corporation will be successful in its efforts to arrange additional financing if needed on terms satisfactory to the Corporation. If additional financing is raised by the issuance of shares from treasury of the Corporation, control of the Corporation may change and securityholders may suffer additional dilution.
DESCRIPTION OF THE DAVIDSON PROPERTY
The following summary has been prepared with the consent of GCL and is generally a direct extract from the Report. These excerpts from the Report will continue to refer to the Davidson Property as the Yorke-Hardy Property.
LOCATION AND DESCRIPTION
The Yorke-Hardy Property (which in the past has been referred to as Glacier Gulch and Hudson Bay Mountain) is located on the east flank of Hudson Bay Mountain, 9 km northwest of Smithers in west-central British Columbia (see Figure 1).

Table 1: List of Mining Leases on Yorke-Hardy Property

Tenure	Tenure	Tenure		Expiry
Type	Number	Status	Area	Date

Mineral Lease	243455	Good Standing	214.07 ha	27/06/2023
Mineral Lease	243475	Good Standing	288.98 ha	10/01/2019
Mineral Lease	243476	Good Standing	299.87 ha	10/01/2019
Mineral Lease	243477	Good Standing	292.78 ha	10/01/2019
Mineral Lease	243478	Good Standing	342.53 ha	10/01/2019
Mineral Lease	243479	Good Standing	193.57 ha	10/01/2019
Total Area			1,631.8 ha
Table 2: List of Claims on Yorke-Hardy Property(1)

Tenure	Claim	Map	Work
Number	Name	Number	Recorded to	Area

391913(1)	HB 1	093L074	04/12/2005	20 units
391914(1)	HB 2	093L074	04/12/2005	20 units
391915(1)	HB 3	093L074	04/12/2005	10 units
391916(1)	HB 4	093L074	04/12/2005	20 units
393340(1)	HB 5	093L074	04/12/2005	9 units

(1)	Subsequent to the filing of the Report on SEDAR, these claim numbers were revised. The revised claims numbers are now 501559, 503063, 503061, 501731 and 509898 respectively. These claims are in good standing until December 4, 2006. Also subsequent to the Report an additional claim (number 501577) was staked. This claim is in good standing until January 12, 2007 and is 223.9 ha in area.
All mining leases have been legally surveyed by a B.C. Land Surveyor and the survey has been approved by the Surveyor General. These are conditions in the Mines Act (British Columbia) that must be upheld before the Gold Commissioner will grant a mining lease.
To apply for a mining lease, the recorded holder must:
1.	have the claim or entire group of claims surveyed as a single entity by a British Columbia Land Surveyor (BCLS) and the survey must be approved by the Surveyor General;

2.	file a Notice of Intention to Apply for a Mining Lease (MTL 120) with the Gold Commissioner’s office for the mining division in which the claims are located;

3.	publish the approved Notice once in the B.C. Gazette, and in the local newspaper once a week for four consecutive weeks. The newspaper circulation must cover the area in which the title is located. It is recommended that a copy of the notice also be published in the Vancouver Sun; and

4.	submit an Application for a Mining Lease to the Gold Commissioner after the publication is completed.

At this time, environmental liabilities attached to this property are estimated by the Corporation to be $335,000 comprising future access road and waste dump reclamation, portal closure and cementing off historic drill holes. The ability to permit development on this site is being investigated during the economic evaluation leading up to the feasibility study.
In 1998 the claims and mining leases comprising the Yorke-Hardy Property were included in the Bulkley Land and Resource Management Planning Unit 10: Hudson Bay Mountain, Sub-unit 10-1 Glacier Gulch (SM2). Quoting from this Management Plan:
     “Areas designated as SM2 Zones allow industrial activity. Industrial activities will be carried out sensitively to ensure that impact on identified values, such as visual quality, wildlife habitat, recreation or sensitive soils, are minimized. Where impacts occur they will be mitigated through agency review and approved processes ”
Of particular attention to the Sub-unit 10-1 Glacier Gulch (SM2), the main objectives were defined as maintaining the visual and water qualities of the area.
Subsequent to this land management plan, the Ministry of Energy and Mines has legalized a Two-Zone land use system for mineral exploration and mining in B.C. In May 2002, Section 14 of the Mineral Tenure Act was amended by Bill 54 to essentially divide the Province into two Zones:
- A Mineral Zone – Land open to mineral and coal exploration, tenure acquisition and mine development including suitable access required to undertake these activities subject to appropriate legislation.
- A Protected Zone – Crown land closed to mineral development through either legislation or order-in-council, is identified in Section 14(5)(a) of the Mineral Tenure Act.
The Yorke-Hardy Property is not within the Protected Zone.
ACCESSIBILITY, CLIMATE, LOCAL RESOURCES AND PHYSIOGRAPHY
Road access to the Yorke-Hardy Property is excellent from the town of Smithers some 5.5 miles (8.9 km) northwest to the portal at 3500 ft (1067 m) elevation.
The Yorke-Hardy Property is located on Hudson Bay Mountain which at 8,497 ft (2591 m) elevation is the most dominant topographical feature of the Hudson Bay Range. This range consists of an isolated group of ridges and peaks that cover about two hundred square miles and is one of a series of ranges separated by prominent river valleys that make up the Hazelton Mountains. The Hazelton Mountains are bounded on the west by the Coast Mountain Range, on the south by the Interior Plateau and on the east by the Skeena Mountains and Nechako Plateau.
On the Yorke-Hardy Property, the mineralized zones are partially overlain by the retreating Kathlyn Glacier which is approximately 3000 ft wide, 1 mile long, and from drill information, about 400 ft thick (915 m x 1610 m x 122 m). The glacier occupies a cirque from which two waterfalls plunge some 200 ft to the valley below.
The climate in the Bulkley Valley area consists of short cool summers and long cold winters with temperatures ranging from maximum highs of 37o C to lows of -44 o C. Averages are -10 o C in January to 14 o C in July. The average annual snowfall is 59 inches (1.5 m). Rain can occur in any month and ranges from an average a low of .17 inches in February to a high of 1.92 inches in October.
The Bulkley Valley is sparsely tree covered with pine, spruce and balsam with more heavily forested areas on the lower slopes of the Mountain. Tree line is about 5200 ft (1580 m).

The main resource industries in the area are lumber and agriculture but mining and mineral exploration have always been important in the region.
A 138 kV power line is less than 3 km from the portal and the main CN rail line to Prince Rupert parallels the highway at the base of the mountain.
GEOLOGICAL SETTING
REGIONAL GEOLOGY
The property is hosted by Jurassic and Cretaceous rocks of the Stikinia terrain, intruded by Upper Cretaceous to early Tertiary Bulkley type calc-alkaline porphyritic quartz monzonite plutons.
PROPERTY GEOLOGY
The following is an excerpt from a previous report relied on by GCL:
“Mineralized and altered lithologies include:
- Early Cretaceous Skeena Group greywacke, sandstone and mudstone with coal seams
- Lower to Middle Jurassic Hazelton Group mafic to felsic flows, tuff, breccia and lesser mudstone, conglomerate and limestone
- Middle to Late Jurassic granodiorite sill, metabasaltic sills and dykes
- Late Cretaceous to Early Tertiary intrusions that include a rhyolite plug, quartz-feldspar porphyry dykes and the Hudson Bay Mountain stock.
The granodiorite sill intrudes Hazelton Group volcanic rocks exhibiting concordant and discordant contacts. The sill, defined by drilling, over a 1200 m strike length, dips at 20o southeast steepening to 70o at the 16000 E cross-cut and ranges in thickness from 75 m to 550 m. Emplacement of the sill may be along an east-dipping premineral thrust fault.”
The prior report suggested the granodiorite sill could be subdivided into three lithologies based on texture and mineralogy.
- The highest grade mineralization is within the basal and southern portions of the sill, characterized by granitic texture. This granitic portion has the highest mafic content of the sill, estimated between 5 to 10%.
- The central and upper part of the sill is more porphyritic with an aphanitic groundmass and euhedral to ragged plagioclase phenocrysts, euhedral quartz phenocrysts and clots of chlorite, pyrite and magnetite replacing primary mafic minerals. This porphyritic section normally has intrusive contacts with the other parts of the sill.
- The uppermost and northern sections of the sill are light coloured aplitic granodiorite with intergrowths of quartz and feldspar.
Hazelton volcanic blocks up to 3 m across are found within the sill and have been partially digested suggesting interaction with the granodiorite melt. Breccia zones with sub rounded sill fragments contained within a mafic matrix are locally common.
The sill and host Hazelton Group rocks are crosscut by numerous basaltic dykes, sills and erratically shaped bodies.
A rhyolite plug intrudes both the Hazelton Group and the granodiorite sill and is truncated by the Hudson Bay stock. This plug is 450 m by 300 m in size and roughly oval in plan. The composition is calc-alkaline quartz-feldspar porphyry.

The Hudson Bay stock which ranges in composition from quartz monzonite to granodiorite has been intersected in its east flank by four drill holes at depths ranging from 400 to 1000 m.
A sub-radial quartz-feldspar porphyry dyke swarm related to the Hudson Bay stock, has been mapped on surface, underground and intersected in drill holes
MINERALIZATION
The Yorke-Hardy Property is a molybdenite-scheelite porphyry deposit 2.5 km across and extending up to 2 km in depth that consists of moderately to steeply dipping stockwork veins ranging from hairline to 5 mm in width. Stockwork veins exhibit a complex history of cross-cutting relationships described as follows:
–	early stockwork assemblages include andradite garnet, Epidote, chlorite, magnetite and quartz followed by molybdenite occurring as both fine-grained fracture coatings and within veins with quartz and feldspar gangue.

–	early assemblages are cut by banded veins of fine-grained quartz + molybdenite ± pyrite ± scheelite and less common banded quartz + magnetite up to 1 m wide.

–	the banded veins are in turn cross cut by magnetite + scheelite and quartz + K-feldspar + scheelite veins (which constitute the principal tungsten mineralizing event)

–	these veins are themselves cut by pegmatitic quartz + molybdenite ± calcite ± scheelite ± K-feldspar ± pyrite veins up to 10 cm in width.

–	the youngest veins contain pyrite ± chalcopyrite and calcite.
The granodiorite sill hosts the high-grade molybdenite zones and has abundant banded and pegmatitic veins. Its’ more massive composition provided a better host for veins than the more bedded and foliated Hazelton Group lithologies. The rhyolite plug contains mineralization, is cross cut by mineralized rhyolite dykes and contains mineralized breccia fragments. The Hudson Bay stock is weakly mineralized and exhibits a sharp decrease in molybdenite grade away from the edges. Finally the quartz-feldspar porphyry dykes are cross-cut in places by pegmatitic quartz-molybdenite veins.
In general the molybdenite is well crystallized and occurs as stringers, patches, veinlets and individual grains. The individual grains or crystals ranged in size from as large as 3000 micrormetres to the smallest size observed being 20 micrometres. Scheelite and powellite occur as clumps and clusters as large as 300 micrometres, however, the individual grains or crystals range in size from 4 to 40 micrometres.
HISTORY
Molybdenum was first reported in outcrop on Hudson Bay Mountain by the Geologic Survey of Canada in 1944. The first claims were staked by William Yorke-Hardy in 1957. The Yorke-Hardy Property was optioned to American Metal Co. (“AMAX”) from 1957 to 1959 during which time they completed a program of surface trenching and limited drilling.
In 1961 the York Hardy Property was optioned by Climax Molybdenum Corp. of B.C. Ltd. During the period 1961 to 1963 Climax completed a total of 14,502 ft. (4.420 m) of diamond drilling identifying two shallow dipping bodies of molybdenite-scheelite mineralization.
In 1966 an adit was collared at an elevation of 3,500 ft. (1067 m) and driven 66o west for 5,600 ft. (1708 m) then due west for 700 ft (214 m) from the east slope of Hudson Bay Mt., from which two cross cuts were developed for underground drilling. A total of 165 diamond drill holes were completed; 41 from surface totalling 23,500 m. and 124 holes in fans from underground stations located on roughly 100 ft. centres (34,907 m). Climax completed the outright purchase of the Yorke-Hardy Property in 1971.
A summary of work completed by Climax Canada Ltd. between 1962 and 1991 is taken from the BC Governments MINFILE.

–	1962	–	Geological mapping (Assessment Report 471)
–	1963	–	Airborne Magnetic survey (Assessment Report 545)
–	1968	–	Soil geochemical survey (388 samples) (Assessment Report 1730)
–	1968	–	Soil geochemical survey (205 samples) (Assessment Report 2245)
–	1969	–	Adit reopened and ventilated and 5,200 ft. of track was ballasted
–	1973	–	Grid cutting and geological mapping (Assessment Report 4756)
–	1973	–	Underground diamond drilling 5 holes BQ (2239 m), Sampling 273 assays for Multi-element plus tungsten and copper and line cutting (Assessment Report 4871)
–	1974	–	Diamond Drilling 3 holes BX (146 m) (Assessment Report 5041)
–	1976	–	Diamond Drilling 2 holes BQ (183 m) (Assessment Report 5928)
–	1977	–	Diamond Drilling 2 holes BQ (69 m) (Assessment Report 6480)
–	1979	–	Diamond Drilling 4 holes HQ (527 m) (Assessment Report 7565)
–	1979	–	Underground Diamond Drilling 14 holes (1884 m) (Assessment Report 7780)
–	1981	–	Preliminary geotechnical and environmental study of a proposed tailing pond site (Assessment Report10370)
–	1989	–	Geochemical Soil Survey 264 samples (Assessment Report 18236)
–	1990	–	Lithogeochemical Survey 283 samples (Assessment Report 19569)
–	1990	–	Geochemical Soil Survey 153 samples (Assessment Report 20797)
–	1991	–	Geochemical Surveys 12 rocks, 310 soil samples (Assessment Report 21743)
In 1996 Climax sold the property to Don Davidson.
DRILLING
The first recorded drilling on the Yorke-Hardy Property was an eleven hole diamond drill program totalling 6,320 ft (1928 m) completed in 1958 by AMAX, five of which were collared on the glacier. The program resulted in a large area of + 0.1 % MoS2 defined but failed to identify additional geologic targets and the property option was dropped.
In 1961 the property was re-optioned by AMAX Exploration and six long holes numbered 12 to 17 and totalling 13,025 ft (3972 m) located a zone of + 0.2 % MoS2 from a zone 1000 to 2000 ft (305 to 610 m) below surface. By 1964 an additional 56,583 ft (17,258 m) of drilling in 24 diamond drill holes (holes 18 to 41) had been completed. From this data base the first preliminary economic appraisal was completed in 1964 and the project was transferred to Climax Molybdenum Corporation of British Columbia.
In the fall of 1966 an underground adit on the 3500 ft level was initiated to allow for underground drilling. The adit was collared on the east slope of Hudson Bay Mountain and driven 66o west for 5,600 ft. (1708 m) then due west for 700 ft (214 m). In 1967 crosscuts at 15000 E and 16100 E were driven a total of 2400 ft (732 m) to provide underground drill stations. Drilling commenced in January 1967 and 9 holes (Holes 42 to 50) were completed totalling 9,279 ft (2830 m) in the 16100 E Crosscut. During 1967 and 1968 an additional 32,562 ft (9,931 m) of diamond drilling were completed in holes 51 to 72. Poor check sampling of assays indicated either sampling or analytical problems. A second economic appraisal was completed in 1969.
From 1969 to 1972 Climax completed a drill program that used new sampling procedures designed to improve sampling variability. They drilled 20 holes (numbered 73 to 92) totalling 14,157 ft (4,318 m) from six drill stations on the 15000 E crosscut during 1970 and an additional 46 holes (numbered 93 to 141) totalling 41,111 ft (12,539 m) in 1971. Two bulk sample raises were driven, centered on drill holes 81 and 82-82A at 17,600 N and 17,800 N respectively. Hole 82A was a twin of 82 drilled because the drillers forgot to take sludge samples in 82. Each raise covered a distance of 150 ft. (46 m). Results from each 10 ft round in each raise were sealed in 3 ton crates and shipped to Climax’s Pilot Plant in Golden, Colorado. The cross cut on 161S was extended 800 ft (244 m) at S45E from which Climax drilled an additional 5 holes in 1972-73 totalling 7,341 ft (2,239 m) to bring the total holes drilled to date to 146.

Further work on sampling protocol resulted in recommendations from Climax to increase the sample size. During the period 1979 to 1980, six new drill stations were slashed on odd-numbered sections of the 15000 E crosscut and 18 “up” holes were drilled totalling 10,902 ft (3,325 m). The new sampling protocol crushed the entire 10 ft. section of HQ or NQ core.
Table 3: Summary of Drilling at Yorke-Hardy Property

		Number	Hole	Total	Total
Year	Operator	Of Holes	Numbers	(ft)	(m)
1958	AMAX	11	1 to 11	6,320	1,928
1961-64	AMAX	30	12 to 41	67,871	20,700
1967-68	Climax	31	42-72	41,841	12,762
1970	Climax	19	73-90	14,157	4,,318
			And 82A Bulk
			Sample hole
1971	Climax	49	91-139	41,111	1,239
1972-73	Climax	5	140-144	7,341	2,239
1979-80	Climax	20	145-164	10,902	3,325
	Totals	165		189,821	57,895
MINERAL RESOURCE ESTIMATION
Data Analysis
A total of 165 drill holes containing 17,737 assays for MoS2 were available for analysis. The data formed a positively skewed distribution and was log transformed. If a single lognormal population existed it would plot as a straight line on this form of plot. The curved line shown for MoS2 is indicative of multiple overlapping lognormal populations. A procedure called partitioning is used to separate the individual grade distributions shown as straight lines of open circles. Five populations were identified in the MOS2 data with parameters shown below in
Table 4.
Table 4: Summary of populations present in MoS2 Grade Distribution

		Proportion of Data	Number of
Population	Mean MoS2 (%)	Set	Samples
1	9.00%	0.02%	4
2	2.31%	0.41%	72
3	0.73%	2.95%	521
4	0.08%	94.93%	16,761
5	0.007%	1.68%	298
Population 1 can be considered erratic and can be removed with a cap of 2 standard deviations past the mean of population 2; a value of 4.80 % MoS2 . A total of 5 samples were capped at 4.80 % MoS2 .

A similar procedure was used to evaluate the 2,613 samples with WO3 assays. Histograms and cumulative probability plots for WO3 are shown in Appendix 1. A skewed distribution is evident with values ranging up to a maximum of 1.52 % WO3. The distribution is a combination of six overlapping lognormal populations shown below.
Table 5: Summary of populations present in WO3 Grade Distribution

		Proportion of Data	Number of
Population	Mean WO3 (%)	Set	Samples
1	0.50%	0.09%	6
2	0.35%	0.20%	13
3	0.14%	1.39%	87
4	0.03%	81.96%	5,128
5	0.01%	13.33%	834
6	0.004%	3.03%	189
The capping level was set at 2 standard deviations past the mean of population 3 or 0.24 % WO3 to minimize the effects of populations 1 and 2. A total of 21 values were capped.
Three Dimensional Model
To avoid undue spreading of high grades into waste areas and dilution of high grade areas with surrounding waste a three dimensional solid surrounding the mineralized area was constructed. East -west cross sections were produced on 100 ft. intervals through the deposit. A window of 50 ft. on either side of the cross section was used with the portions of drill holes within this window projected onto the section. Since the geology was not recorded digitally MoS2 grades were shown as a histogram on the side of the drill hole trace with grade colour coded. The mineralized area on each section was outlined and digitized and then extended into the third dimension between sections. Future studies should develop a sound geologic model to constrain grade interpolation.
Composites
For the most part the deposit was sampled using 10 ft. sample lengths (greater than 90% of samples lengths = 10 ft.). A few holes had shorter intervals and a few had 50 ft. composite samples taken. To determine what an adequate composite length might be down hole semivariograms were produced for each drill hole and averaged for a series of different lag spacings. These different lag spacings approximate composite intervals. The aim of this exercise is to determine the effect that compositing at different intervals has on the overall distribution of grade and the ability to effectively model grade variability. There was little difference in the model obtained for each lag with identical sill values used and a slight variation in nugget effects. The overall range was identical in each model. The only real differences occurred in the modeling of the short range structure with the shorter lags allowing better definition. Considering that a 25 ft. block height was to be used in the estimate, there was no indication composites of 25 ft. lengths would produce undue smoothing.
The drill holes were compared to the three dimensional solid with the points at which the holes entered and left the solid recorded. Composites 25 ft. in length were formed between these boundaries with any interval less than 12.5 (one half the composite length) combined with an adjoining interval. The simple statistics for these composites are shown below in Table 6.

Table 6: Summary of Simple Statistics for 25 ft. Composites

	25 ft. Composite MoS2	25 ft. Composite WO3
Number of Composites	4894	2334
Mean Grade in %	0.179	0.036
Standard Deviation	0.199	0.023
Minimum Value %	0.014	0.001
Maximum Value %	3.896	0.208
Coefficient of Variation	1.12	0.63
Semivariogram Analysis
For the Yorke-Hardy Property study semivariograms were produced first in four directions in the horizontal plane and then in the vertical plane to establish the directions of maximum continuity.
          MoS2 Semivariograms
Pairwise relative semivariograms were produced for MoS2 in four horizontal directions along azimuth 090o, 360o, 045o and 135o. A nested spherical model was fit to all directions with the longest ranges along Azimuth 045o and 090o. A nested spherical model indicates the presence of two structures that when combined best fit the experimental data. For example a short range structure could indicate fracture density in a shear zone while a longer structure could indicate multiple shear zones. Azimuths between 45o and 90o were then modeled with the longest range of continuity found at azimuth 075o. Next the vertical plane along azimuth 075o was examined with relative semivariograms produced at various dips along the azimuths 165o and 345o the two perpendiculars to Azimuth 075o. Again a nested spherical model was fit to all directions with the longest range present at Azimuth 165o Dip -55o.
          WO3 Semivariograms
Pairwise relative semivariograms were also produced for WO3 in four horizontal directions along azimuth 090o, 360o, 045o and 135o. A geometric anisotropy was indicated with nested spherical models fit to all directions. The longest ranges of continuity were along Azimuths 045o and 090o. As with MoS2 azimuths between 45o and 90o were modeled and the longest range was again at azimuth 075o. Next the vertical plane perpendicular to 075o was examined with relative semivariograms produced. For WO3 the direction of maximum continuity in the vertical plane was at azimuth 165o dip -55o.
Block Model Estimation
The block model was provided by TerraCAD using Surpac software and obtained by overlaying the three dimensional solid or mineralized envelope with a grid of blocks 50 x 50 x 25 ft. (15.2 x 15.2 x 7.6 m) in dimension. Each block was assigned a code of mineralized or unmineralized based on the block’s centroid falling inside or outside the three dimensional solid. The general coordinates for the block model were as follows:

Lower South West Corner -	- 14000 E	- 16500 N	2300 - Toe elevation
Upper North East Corner -	- 18000 E	- 19800 N	5400 - Crest elevation
80 blocks east-west	66 blocks north-south		124 levels
Blocks 50 x 50 x 25 ft. in dimension

Search strategies for the kriging run were different for the two variables to be estimated, however, the methodology was similar. Interpolation was completed in several passes with the search ellipse aligned along the directions of maximum continuity as defined by the semivariograms. The first pass used dimensions for the ellipse equal to 1/4 the range of the semivariograms while pass 2 used dimensions equal to 1/2 the ranges. Pass 3 used the entire range and for WO3 a fourth pass at twice the range was required to fill in blocks due to the smaller data set. For each pass a minimum 4 composites were required to krige the block. If the minimum was not found the block was not estimated during that particular pass. During any pass the maximum number of composites used was 16 and if more than this were found within the search ellipse the closest 16 to the block centroid were used.
Bulk Density
During the site visit undertaken in connection with the preparation of the Report, a significant amount of measured specific gravity measurements were found in the records. These sheets were photocopied and entered into the data base. Specific gravity (“SG”) was measured for almost every 10 foot sample from holes 45 to 65. Measurements were done by weighting the sample in air and again in water. The specific gravity was calculated as follows:
SG = (Wt. in air) / (wt. in air – wt in water)
A total of 1997 measurements were taken from both mineralized and unmineralized core. The following Table 7 summarizes the results as a function of MoS2 grades.
Table 7: Summary of Specific gravity measurements as a function of MoS2 Grades

Grade Range	Number of	Lowest	Highest	Average
MoS2%	Measurements	SG	SG	SG
0.0 to 0.17	1605	2.58	2.96	2.66
0.17 to 0.30	235	2.54	2.93	2.67
0.30 to 0.48	90	2.60	2.83	2.67
> 0.46	67	2.60	2.77	2.66
Total	1997	2.54	2.96	2.66
As there appears to be little or no correlation between specific gravity and grade, the average specific gravity of 2.66 was used. Converting to Imperial units, this equates to a tonnage conversion factor of 12.05 cu. ft. / ton.
CLASSIFICATION
Introduction
Based on the study contained in the Report, delineated mineralization of the Yorke-Hardy Property is classified as a mineral resource according to the following definition from National Instrument 43-101 as set out in the glossary to this annual information form.
Results
Each block at the Yorke-Hardy Property was classified as measured, indicated or inferred based on geologic continuity and the proximity of drill data. The best measure of grade continuity and location of samples used to estimate a block is the kriged estimation error for that block. The kriged estimation error takes into account the nugget effect, sill value, number of samples used to estimate the block and also the sample locations relative to the anisotropy, established from the semivariogram models. By dividing the estimation error by the kriged grade, a relative-kriging variance or relative-kriging standard deviation

(“RKSD”) can be obtained for each block estimated. Since the most important mineral in the project economics is MoS2, the estimation errors for MoS2 were used to classify this resource. As a further classification tool, the pass the block was estimated in was also used.

Measured	—	blocks estimated during Pass 1 with RKSD < 0.22
Indicated	—	blocks estimated during Pass 1 or 2 with RKSD > 0.22 and < 0.4
Inferred	—	all blocks estimated during Pass 3 and those not classified measured or indicated.
The results are tabulated for each classification in Tables 8 to 11. The results show a wide range of cutoffs to demonstrate the distribution of tonnage and grade as a function of various cutoffs. Until an economic evaluation is completed the economic cut-off for this deposit is unknown. Two cut-off grades are highlighted based on two possible mining scenarios. A 0.2%MoS2 cutoff might correspond to a bulk mining approach with onsite processing facilities while a cutoff of 0.3% MoS2 might reflect a more selective direct shipping alternative of hauling ore to another mill for processing.
Table 8: YORKE-HARDY – MEASURED RESOURCE

MoS2			Grade>Cut-off		Million	Million
Cut-off	Tons> Cut-	Tonnes>Cut-off	MoS2	Wo3	Pounds	Pounds
(%)	off (tons)	(tonnes)	(%)	(%)	MoS2	Mo
0.10	10,410,000	9,450,000	0.230	0.039	47.89	28.70
0.15	7,510,000	6,810,000	0.272	0.040	40.85	24.49
0.16	7,130,000	6,470,000	0.278	0.040	39.64	23.76
0.17	6,700,000	6,070,000	0.286	0.040	38.32	22.97
0.18	6,270,000	5,680,000	0.293	0.040	36.74	22.02
0.19	5,870,000	5,330,000	0.301	0.041	35.34	21.18
0.20	5,420,000	4,920,000	0.309	0.041	33.50	20.08
0.22	4,470,000	4,050,000	0.331	0.042	29.59	17.74
0.24	3,850,000	3,490,000	0.347	0.043	26.72	16.02
0.26	3,310,000	3,010,000	0.363	0.043	24.03	14.40
0.28	2,840,000	2,570,000	0.378	0.044	21.47	12.87
0.30	2,440,000	2,220,000	0.393	0.045	19.18	11.50
0.32	2,070,000	1,880,000	0.408	0.045	16.89	10.12
0.34	1,710,000	1,550,000	0.425	0.046	14.54	8.71
0.36	1,380,000	1,260,000	0.442	0.046	12.20	7.31
0.38	1,070,000	970,000	0.464	0.046	9.93	5.95
0.40	890,000	800,000	0.480	0.046	8.54	5.12
0.42	690,000	630,000	0.499	0.046	6.89	4.13
0.44	500,000	450,000	0.527	0.046	5.27	3.16
0.46	390,000	350,000	0.549	0.046	4.28	2.57
0.48	320,000	290,000	0.566	0.046	3.62	2.17
0.50	230,000	210,000	0.594	0.047	2.73	1.64
0.55	110,000	100,000	0.672	0.044	1.48	0.89
0.60	60,000	50,000	0.764	0.043	0.92	0.55

Table 9: YORKE-HARDY – INDICATED RESOURCE

MoS2			Grade>Cut-off		Million	Million
Cut-off	Tons> Cut-	Tonnes>Cut-off	MoS2	Wo3	Pounds	Pounds
(%)	off (tons)	(tonnes)	(%)	(%)	MoS2	Mo
0.10	243,740,000	221,120,000	0.191	0.034	931.09	558.09
0.15	142,310,000	129,100,000	0.239	0.034	680.24	407.74
0.16	126,970,000	115,190,000	0.249	0.034	632.31	379.01
0.17	113,100,000	102,610,000	0.259	0.035	585.86	351.16
0.18	100,480,000	91,150,000	0.270	0.035	542.59	325.23
0.19	88,270,000	80,080,000	0.282	0.035	497.84	298.41
0.20	77,560,000	70,360,000	0.294	0.035	456.05	273.36
0.22	59,610,000	54,080,000	0.319	0.035	380.31	227.96
0.24	45,320,000	41,120,000	0.348	0.036	315.43	189.07
0.26	35,720,000	32,400,000	0.374	0.036	267.19	160.15
0.28	28,530,000	25,880,000	0.401	0.036	228.81	137.15
0.30	23,000,000	20,870,000	0.427	0.037	196.42	117.73
0.32	18,630,000	16,900,000	0.455	0.037	169.53	101.62
0.34	15,680,000	14,230,000	0.479	0.037	150.21	90.04
0.36	13,070,000	11,860,000	0.505	0.037	132.01	79.12
0.38	11,040,000	10,010,000	0.530	0.037	117.02	70.14
0.40	9,380,000	8,510,000	0.555	0.037	104.12	62.41
0.42	8,010,000	7,270,000	0.579	0.037	92.76	55.60
0.44	6,860,000	6,230,000	0.605	0.037	83.01	49.75
0.46	5,970,000	5,420,000	0.628	0.037	74.98	44.94
0.48	5,060,000	4,590,000	0.656	0.036	66.39	39.79
0.50	4,220,000	3,830,000	0.690	0.036	58.24	34.91
0.55	2,880,000	2,620,000	0.767	0.036	44.18	26.48
0.60	2,090,000	1,890,000	0.841	0.035	35.15	21.07

Table 10: YORKE-HARDY – INFERRED RESOURCE

MoS2			Grade>Cut-off		Million	Million
Cut-off	Tons> Cut-	Tonnes>Cut-off	MoS2	Wo3	Pounds	Pounds
(%)	off (tons)	(tonnes)	(%)	(%)	MoS2	Mo
0.10	59,650,000	54,110,000	0.159	0.032	189.69	113.70
0.15	24,650,000	22,360,000	0.210	0.031	103.53	62.06
0.16	20,550,000	18,640,000	0.221	0.032	90.83	54.44
0.17	16,720,000	15,170,000	0.234	0.032	78.25	46.90
0.18	14,040,000	12,740,000	0.245	0.032	68.80	41.24
0.19	11,610,000	10,540,000	0.257	0.032	59.68	35.77
0.20	9,660,000	8,760,000	0.270	0.033	52.16	31.27
0.22	6,820,000	6,190,000	0.296	0.032	40.37	24.20
0.24	4,760,000	4,310,000	0.325	0.032	30.94	18.55
0.26	3,200,000	2,900,000	0.362	0.032	23.17	13.89
0.28	2,390,000	2,160,000	0.394	0.031	18.83	11.29
0.30	1,860,000	1,680,000	0.424	0.031	15.77	9.45
0.32	1,510,000	1,370,000	0.450	0.030	13.59	8.15
0.34	1,200,000	1,090,000	0.481	0.030	11.54	6.92
0.36	1,040,000	940,000	0.502	0.029	10.44	6.26
0.38	890,000	800,000	0.525	0.029	9.35	5.60
0.40	780,000	710,000	0.543	0.028	8.47	5.08
0.42	710,000	640,000	0.558	0.028	7.92	4.75
0.44	660,000	600,000	0.566	0.028	7.47	4.48
0.46	620,000	560,000	0.573	0.028	7.11	4.26
0.48	520,000	480,000	0.593	0.028	6.17	3.70
0.50	440,000	400,000	0.613	0.027	5.39	3.23
0.55	280,000	250,000	0.665	0.027	3.72	2.23
0.60	150,000	140,000	0.751	0.025	2.25	1.35

Table 11 : YORKE-HARDY – MEASURED PLUS INDICATED RESOURCE

MoS2			Grade>Cut-off		Million	Million
Cut-off	Tons> Cut-	Tonnes>Cut-off	MoS2	Wo3	Pounds	Pounds
(%)	off (tons)	(tonnes)	(%)	(%)	MoS2	Mo
0.10	254,150,000	230,570,000	0.193	0.034	981.02	588.02
0.15	149,820,000	135,910,000	0.240	0.035	719.14	431.05
0.16	134,100,000	121,660,000	0.250	0.035	670.50	401.90
0.17	119,800,000	108,680,000	0.261	0.035	625.36	374.84
0.18	106,740,000	96,840,000	0.271	0.035	578.53	346.77
0.19	94,140,000	85,400,000	0.283	0.035	532.83	319.38
0.20	82,980,000	75,280,000	0.295	0.035	489.58	293.46
0.22	64,080,000	58,130,000	0.320	0.036	410.11	245.82
0.24	49,170,000	44,610,000	0.348	0.037	342.22	205.13
0.26	39,030,000	35,410,000	0.373	0.037	291.16	174.52
0.28	31,360,000	28,450,000	0.399	0.037	250.25	150.00
0.30	25,450,000	23,080,000	0.424	0.037	215.82	129.36
0.32	20,700,000	18,780,000	0.450	0.038	186.30	111.67
0.34	17,390,000	15,780,000	0.474	0.038	164.86	98.82
0.36	14,460,000	13,110,000	0.499	0.038	144.31	86.50
0.38	12,110,000	10,990,000	0.524	0.038	126.91	76.07
0.40	10,260,000	9,310,000	0.548	0.038	112.45	67.40
0.42	8,700,000	7,900,000	0.573	0.037	99.70	59.76
0.44	7,360,000	6,680,000	0.599	0.037	88.17	52.85
0.46	6,360,000	5,770,000	0.623	0.037	79.25	47.50
0.48	5,380,000	4,880,000	0.651	0.037	70.05	41.99
0.50	4,460,000	4,040,000	0.685	0.037	61.10	36.62
0.55	3,000,000	2,720,000	0.763	0.036	45.78	27.44
0.60	2,140,000	1,940,000	0.839	0.035	35.91	21.52
Mineral resources that are not mineral reserves do to have demonstrated economic viability.
RECOMMENDED PROGRAM
The Report gives an estimate for the mineral resource present in the Yorke-Hardy Property molybdenum-tungsten deposit. The data is based solely on documents supplied by the vendor and obtained from Climax. Considering the current price for molybdenum, the Yorke-Hardy Property merits additional work. The Report recommended that in order to advance this project to a feasibility stage the following steps should be addressed:
•	Input geology from the drill logs and build a geologic model to help constrain grades in the mineral resource estimate;

•	Complete a scoping study. Take the block model results from this estimate and have a mining engineer design a mine plan. Within the resource considered mineable determine the quantity of blocks classified as inferred and determine if any infill drilling is required and if so where;

•	Rehabilitate the underground access and prepare underground drill stations;

•	For infill holes, design a sampling protocol to ensure the coarse grained mineralization is sampled;

•	Start a baseline environmental study; and

•	Complete a community relations study.

Cost

Phase 1

Begin Environmental Baseline Study	$250,000
Community Relations Study	100,000
Rehabilitate Underground Access	300,000
Infill Drilling and Assays 2000 m @ $100/m	200,000
Scoping Study	250,000
Contingencies (approx 10%)	100,000

Total	$1,200,000

Phase 2

Feasibility Study	$3,500,000
Expenditures during 2005 on the Phase 1 work and related activities were approximately $2.5 million, principally on rehabilitation of the underground workings, environmental and social baseline studies, and community relations.
DRILLING PROGRAM
On October 28, 2005, the Corporation announced that it would begin a 5,000 metre drilling program in November on its Davidson Property. There are three phases to the drilling program. The first tested a potentially high grade zone (the “Lower Deposit”) located about 250 meters below the Main Deposit at approximately the same elevation as a proposed second adit. Six new underground holes tested the lateral extensions of the Lower Deposit, which was discovered by Climax Molybdenum in 1972 with two drill holes. Those two holes were drilled 50 meters apart and intersected 48.4 metres grading 0.46% MoS2 (0.27% Mo) and 36.6 metres grading 0.37% MoS2 (0.22% Mo). No drilling had been undertaken on the Lower Deposit since 1972. A second phase of the drill program will consist of 18 short underground holes into the high grade core of the Main Deposit. This drilling is designed to provide information for mine planning, as well as fresh drill core for detailed metallurgical and environmental test work. Phase three involves the drilling of a horizontal surface hole along the path of the proposed lower adit at the 700 metre elevation, approximately 350 metres below the existing workings. This is for environmental test work. All underground drilling will be from the existing workings comprising a 2,000-metre exploration adit and 600 metres of crosscuts. The adit, which was reopened in September, 2005, was found to be in excellent condition after lying dormant for 25 years, an indication of very stable ground conditions. The Corporation’s mining contractor, Procon Mining and Tunnelling Ltd., installed new ventilation ducting in the adit and crosscuts, and cut new drill stations in the existing workings. The original track is also in excellent condition and is being used for underground access.
On February 3, 2006, the Corporation announced initial results of the first phase of the drill program on the Lower Deposit. Hole 165, the first in an initial six-hole program, intersected 48.8 metres grading 0.46% MoS2. Hole 165 encountered the zone from 295.6 to 344.4 metres down the hole. Based on these encouraging results from this Lower Deposit, the Corporation expanded the program with 12 additional holes, of which eight have been drilled to date. In order to continue with this program, a second rig was mobilized to drill the Main Deposit.
On February 24, 2006, the Corporation announced drill results from three more drill holes in the Lower Deposit. Hole 166 returned 0.37% MoS2 over 39.6 metres, Hole 167 returned 0.41% MoS2 over 27.4 metres and Hole 168 returned 0.33% MoS2 over 27.0 metres.
On February 28, 2006, the results from two further drill holes in the Lower Deposit were released. Hole 169 returned 0.47% MoS2 over 39.6 metres and Hole 170 returned 0.24% MoS2 over 36.6 metres. Hole

169 is the most northwesterly hole drilled on the Lower Deposit to date for which assays have been received. Within Hole 169’s 39.6-metre intersection is a higher grade interval of 27.4 metres grading 0.55% MoS2.
A total of 14 holes have been drilled on the Lower Deposit in this program to date and results have been reported for six of them. Results are pending for holes 171 to 178 inclusive. Hole 172, approximately 70 metres east of Hole 167 and the most easterly hole drilled to date on the Lower Deposit, did not intersect mineralization. The Lower Deposit appears to be shallowly dipping and the drill intercepts appear to be representative of approximate true thickness. Results from the Lower Deposit are not included in a previously reported mineral resource for the Main Deposit.
Samples are taken as half of the split core. Acme Analytical Laboratories Ltd. of Vancouver, B.C., Canada, is being used for sample preparation and assaying. Acme Laboratories uses industry standard procedures. Core samples were crushed to pass a 10-mesh-size sieve, a 200- to 250-gram split was then pulverized to have no greater than 95% passing a 200-mesh-sized sieve to produce a homogenized sub-sample. Internal quality control programs include the use of blanks, duplicates, internal standards, certified standards and internal check assaying. External check assays will be routinely performed at Chemex Laboratories of North Vancouver, B.C., Canada, with check samples submitted independently by the Company. Jim Hutter, P. Geo., a consultant to the Corporation, is the Qualified Person on the exploration program as defined by National Instrument 43-101. The drilling program is being conducted under the supervision of Mr. Hutter who has read and approved this disclosure and the news release issued on the results of the drilling program to date.
ITEM 6: DIVIDENDS
The Corporation has not declared or paid any dividends on its Common Shares since the date of its formation. The Corporation intends to retain its earnings, if any, to finance the growth and development of its business and has no present intention of paying dividends or making any other distributions in the foreseeable future.
ITEM 7: DESCRIPTION OF CAPITAL STRUCTURE
COMMON SHARES
The authorized capital of the Corporation consists of an unlimited number of Common Shares without nominal or par value, and an unlimited number of preferred shares (“Preferred Shares”), issuable in series, without nominal or par value. As at December 31, 2005, there were 43,079,382 Common Shares and no Preferred Shares issued and outstanding. As of March 27, 2006 there are 46,643,878 Common Shares and no Preferred Shares outstanding.
Each Common Share entitles the holder thereof to one (1) vote per share at all meetings of shareholders, except meetings at which only shareholders of a specified class of shares are entitled to vote, and subject to the rights of the holders of the Preferred Shares, to receive any dividends if, as and when declared by the directors of the Corporation. Upon the liquidation, dissolution, or winding up of the Company, subject to the rights of the holders of the Preferred Shares, the holders of Common Shares are entitled to share equally in the remaining assets of the Corporation.
The Corporation also has 7,385,833 Warrants outstanding as of March 27, 2006. These Warrants have an exercise price of $0.70 and are exercisable until March 22, 2007. These Warrants are listed on the TSX under the symbol BLE.WT. The Corporation also has outstanding at March 22, 2007 25,042 agents’ compensation warrants exercisable at $0.70 until March 22, 2007 issued in connection with the March 22, 2005 private placement financing. In February, 2006, the Corporation issued 500,000 class A Warrants exercisable at $1.00 and 200,000 class B Warrants exercisable at $0.80 until February 3, 2008 and these remain outstanding at March 27, 2006.

PREFERRED SHARES
The Preferred Shares are issuable in one (1) or more series. In accordance with the Articles of the Corporation, the directors are authorized, without the approval of the shareholders but subject to the provisions of the OBCA (including the issuance of Articles of Amendment in the prescribed form), to fix, before issuance, the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares. The Preferred Shares of each series rank equally with the Preferred Shares of every other series and in priority to the Common Shares and any other shares ranking junior to the Preferred Shares, with respect to the payment of dividends and the distribution of assets or return of capital upon the liquidation, dissolution or winding up of the Corporation. The Corporation has no present intention to create or issue any series of Preferred Shares. Except with respect to matters as to which holders of a series of Preferred Shares are entitled by law to vote as a class and unless the directors otherwise determine in the Articles of Amendment of the Corporation designating a series, the holders of a series of Preferred Shares will not be entitled to receive notice of or to vote at any meeting of shareholders.
ITEM 8: MARKET FOR SECURITIES
On October 17, 2005, the Common Shares of the Corporation and the Warrants were listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “BLE” and “BLE.WT”. Previously the Common Shares and the Warrants were listed on the TSX Venture Exchange. The following table sets forth the particulars of the trading of the Common Shares of the Corporation during the periods indicated on the TSX and the TSX Venture Exchange.

Month	High	Low	Last	Volume
December 2005	$0.70	$0.60	$0.70	926,285
November 2005	$0.78	$0.63	$0.65	1,645,305
October 2005	$0.82	$0.60	$0.65	4,115,453
September 2005	$0.74	$0.45	$0.72	3,283,272
August 05	$0.59	$0.45	$0.47	2,204,154
July 05	$0.72	$0.50	$0.53	2,031,034
June 05	$0.78	$0.57	$0.66	985,400
May 05	$0.81	$0.57	$0.67	1,264,289
April 05	$0.89	$0.55	$0.60	1,611,735
March 05	$1.35	$0.50	$0.72	2,919,072
February 05	$1.15	$0.60	$1.00	4,223,663
January 05(1)	$0.88	$0.35	$0.76	16,377,207

(1)	Stock was halted from November 18, 2004 to January 18, 2005 pending the release of the Report and the announcement of the proposed acquisition of the Davidson Property.
In addition, 8,166,834 warrants to acquire Common Shares of the Corporation at a price of $0.70 per share until March 22, 2007 trade on the TSX Venture Exchange under the trading symbol “BLE.W”. The following table sets forth particulars of the trading of the Warrants of the Corporation for August 3, 2005 (the date trading commenced) until August 31, 2005.

Month	High	Low	Last	Volume
December 05	$0.27	$0.21	$0.24	387,000
November 05	$0.27	$0.22	$0.22	306,000
October 05	$0.27	$0.21	$0.22	898,166
September 05	$0.30	$0.15	$0.30	243,333
August 05	$0.20	$0.145	$0.15	324,500
On November 3, 2005, the Common Shares were also admitted to trading on the Open Market of the Frankfurt Stock Exchange. The Company’s shares will be quoted under the symbol A6R.

ITEM 9: ESCROWED SECURITIES
There are no securities of the Corporation that are held pursuant to an escrow agreement.
ITEM 10: DIRECTORS AND OFFICERS
NAME, ADDRESS, OCCUPATION AND SECURITY HOLDINGS
The following table sets out the name, address, position with the Corporation, principal occupation and security holdings of each director and officer

No. of Common
Name and		Shares of
Municipality of	Position(s) with the	the Corporation
Residence	Corporation	Held	Principal Occupation(s)
Ian J. McDonald Toronto, Ontario	Chairman, President, CEO and Director	1,947,247 common shares	Chairman of the Corporation since October 1, 2001 and Chairman of Glencairn Gold Corporation (“Glencairn”), a gold mining company. From 1990 until September 30, 2001, Chairman of the Board, Chief Executive Officer and director of Wheaton River Minerals Ltd., a gold mining company.

Kerry J. Knoll Toronto, Ontario	Director	1,886,496 (2) common shares	President and Chief Executive Officer of Glencairn. Until September 30, 2001 Vice- President and director of Wheaton River Minerals Ltd.

J. John Kalmet(11) Delta, British Columbia	Director	136,334(3) common shares	Mining Engineer, Director of Glencairn, and North American Tungsten Corporation Ltd.

Denis C. Arsenault (11) Toronto, Ontario	Director	73,500(4) common shares	Chartered Accountant, Chief Financial Officer of Orbus Pharma Inc.

James W. Ashcroft(11) Sudbury, Ontario	Director	415,000(5) common shares	Mining Engineer, President of J.W. Ashcroft and Associates Ltd., a private company involved in mine safety and environmental planning

T. Derek Price Vancouver, British Columbia	Vice-President, Finance and Chief Financial Officer	473,846 (6) common shares	Chartered Accountant, Vice-President Finance and Chief Financial Officer of Glencairn since October 1, 2003. Previously Vice President, Finance and CFO of Wheaton River Minerals Ltd. From 1996 to 2003.

Kenneth W. Collison Vancouver, British Columbia	Chief Operating Officer	Nil(7)	Mining Engineer, From 2001 to 2005, Mr. Collison was a senior engineering manager for the State of Alaska

Lorna D. MacGillivray Toronto, Ontario	Corporate Secretary and General Counsel	100,769(8) common shares	Lawyer, From November 2003 to present, Corporate Secretary and General Counsel of Glencairn. Prior to December 31, 2003, Vice-President, Corporate Secretary and General Counsel of Campbell Resources Inc.

No. of Common
Name and		Shares of
Municipality of	Position(s) with the	the Corporation
Residence	Corporation	Held	Principal Occupation(s)
Peter N. Tredger Richmond, British Columbia	Vice-President	186,462(9) Common shares	Geological Engineer and Vice-President of the Corporation. Vice-president of Glencairn. Until September 30, 2001 Vice- President of Wheaton River Minerals Ltd.

M. Olav Svela Whitby, Ontario	Vice President Investor Relations	Nil(10)	Vice President, Investor Relations of Glencairn. From 1995 to 2006, Vice President and Account Manager CHF Investor Relations. Prior to 1995 editor of “The Northern Miner”.

1.	Mr. McDonald also holds options to acquire 100,000 common shares at $0.15 per share and 478,000 options to acquire common shares at $0.60 per share.

2.	Mr. Knoll options to acquire 100,000 common shares at $0.15 per share and 378,000 options to acquire common shares at $0.60 per share.

3.	Mr. Kalmet also holds 16,667 warrants to acquire common shares at $0.70 per share until March 22, 2007; 150,000 options to acquire common shares at $0.70 per share and 90,000 options to acquire common shares at $0.60 per share.

4.	Mr. Arsenault also holds options to acquire 250,000 common shares at $0.60 per share.

5.	Mr. Ashcroft also holds options to acquire 240,000 common shares at $0.60 per share.

6.	Mr. Price also holds options to acquire 100,000 common shares at $0.28 per share and options to acquire 195,000 common shares at $0.60 per share.

7.	Mr. Collison holds 500,000 options to acquire common shares at $0.70 per share.

8.	Ms. MacGillivray also holds options to acquire 195,000 common shares at $0.60 per share.

9.	Mr. Tredger also holds options to acquire 250,000 common shares at $0.60 per share and options to acquire 50,000 common shares at $0.73 per share. 10. Mr. Svela also holds options to acquire 150,000 common shares at $2.94 per share.

10.	Mr. Svela also holds options to acquire 150,000 common shares at $2.94 per share.
As of March 25, 2005, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 5,219,654 common shares, representing approximately 11.2% of the total number of common shares outstanding
CEASE TRADE ORDERS OR BANKRUPTCIES
With the exception of Peter Tredger, no director or officer of the Company: is or has been, within the last 10 years before the date hereof, a director or officer of any company, including the Corporation, that while that person was acting in that capacity:
1.	was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days;

2.	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

3.	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold assets.

Mr. Tredger was a director of Armada Gold Corporation from November 1993 to June 1996 and from May 1997 to June 2001. On July 15, 1999 Armada was cease traded by the British Columbia Securities Commission as a result of failure to file annual audited financial statements for the 1998 financial year. Similar orders were issued by the Alberta and Ontario Securities Commissions.
No director or executive officer has, within 10 years from the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.
No director or officer has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.
CONFLICTS OF INTEREST
To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company, or persons as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies. In June 2005, the Company adopted and implemented a Code of Business Conduct and Ethics, posted on its website, which states that situations, where a conflict of interest exists, appear to exist or could arise, are to be avoided. The Code sets out the procedure to be followed should a conflict of interest arise involving any employee, officer or director.
The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the OBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law
ITEM 11: PROMOTERS
Ian J. McDonald and Kerry J. Knoll are the promoters of the Corporation by virtue of the initiative they have taken in restructuring the Corporation and locating the Davidson Property.
ITEM 12: LEGAL PROCEEDINGS
There are no outstanding legal proceedings against the Corporation.

ITEM 13: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Management is not aware of any interest in any material transaction, direct or indirect, of any director or senior officer of the Corporation, or any person beneficially owning directly or indirectly more than 10% of the Corporation’s voting securities or any associate or affiliate thereof other than as set out below. Certain directors and officers have participated in the following financings of the Corporation. One officer will be purchasing 25,000 flow-through shares on the financing scheduled to close in early April, 2006. Insiders subscribed for a total of 125,769 Flow-Through Purchase Receipts and 33,334 Non-Flow-Through Purchase Receipts for total proceeds of $98,500. In addition, pursuant to a financing in December of 2004, the Corporation issued a total of 4,000,000 common shares priced at $0.10 per share. Insiders subscribed for a total of 3,009,000 of these common shares.
Also, one independent director has an interest in Fundamental Resources Corporation, one of the Vendors of the Davidson Property. This person was not a director at the time the AIP was entered into.
During 2005, Glencairn provided management and administrative services and office space to the Corporation. This arrangement was formalized by a management services agreement entered into on May 10, 2005. Pursuant to this agreement, the Corporation pays Glencairn $25,000 per month. The agreement provides that the Corporation may pay a direct salary to some Glencairn employees from time to time for serving as officers of the Corporation. During 2005, the Corporation paid $276,000 for such services, including rent. Messrs. Knoll, McDonald, Kalmet and Price and Ms. MacGillivray are also directors and/or officers of Glencairn.
ITEM 14: TRANSFER AGENTS AND REGISTRARS
The Corporation’s transfer agent and registrar is Equity Transfer Services Inc, Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3.
ITEM 15: MATERIAL CONTRACTS
Except for contracts entered into in the ordinary course of business, the Corporation has not entered into any material contracts for the 12 months ended 31 December 2005 and to the date of this Annual Information Form other than:
1.	Vending Agreement dated March 18, 2005 as amended on April 8, 2005 with the Vendors in respect of the acquisition of the Davidson Property;

2.	Investor Relations Agreement with Borland Levand & Associates dated May 1, 2005; and

3.	Management Services Agreement with Glencairn Gold Corporation dated May 10, 2005
ITEM 16: INTERESTS OF EXPERTS
The following persons and companies have prepared or certified a statement, report or valuation on behalf of the Corporation as follows during the year ended December 31, 2005 and to the date of this Annual Information Form:
a)	Gary Giroux in respect of the Report; and

b)	Wasserman Ramsay, Chartered Accountants, as auditors of the Corporation.

ITEM 17: ADDITIONAL INFORMATION
AUDIT COMMITTEE
Audit Committee Information and Charter
     The Charter of the Audit Committee of the Board of Directors, originally approved in 2005, was reviewed and amended by the Audit Committee and the Board of Directors on March 16 and 17, 2006 and is attached as Exhibit 1.
     The members of the Audit Committee are Denis Arsenault (Chairman), James Ashcroft and John Kalmet, all of whom are independent directors under Multilateral Instrument 52-110-Audit Committee. Mr. Arsenault is serving as a Chief Financial Officer of a public company and is a Chartered Accountant. Mr. Kalmet has served as President of a public mining company and as such has supervised persons who prepared financial statements. Messrs. Ashcroft and Kalmet have held senior management positions in public mining companies. This experience has provided the members of the Audit Committee with an understanding of accounting principles and the ability to assess the general application of such principles in the preparation of the Corporation’s financial statements. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Corporation.
Independent Auditor Fees
     Fees payable to the Corporation’s independent auditor, Wasserman Ramsay LLP, for the years ended December 31, 2005, and six months ended December 31, 2004, totaled $28,500 and $25,825, respectively, as detailed in the following table:

	Year ended	Six months ended
	December 31, 2005	December 31, 2004
Audit fees	$27,500	$9,600
Audit related fees	—	15,000
Tax fees	—	1,225
All other fees	1,000	—

TOTAL	$28,500	$25,825
     Audit fees were for professional services rendered for the audits of the Corporation’s consolidated financial statements and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with Canadian securities regulatory authorities.
     Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate tax returns. Fees disclosed in the table above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above and included
Pre-Approval Policies and Procedures
     The Audit Committee is responsible for overseeing the work of the independent auditor and has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The Audit Committee has adopted a policy requiring its pre-approval of all audit and non-audit services provided by the independent auditors. The policy requires audit committee specific approval of all other permitted types of services that have not been pre-approved. The Corporation’s senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors.

GENERAL
     Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, will be contained in the Corporation’s information circular for its annual meeting of shareholders scheduled to be held on May 11, 2006 which will be available on SEDAR, and additional financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial reporting periods.
     This additional information may be found at www.sedar.com.

Exhibit 1
BLUE PEARL MINING LTD.
CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
I. PURPOSE
     The Audit Committee is a committee of the Board of Directors of Blue Pearl Mining Ltd. (the “Company”). The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and to the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:
•	overseeing the integrity of the Company’s financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

•	recommending the appointment and reviewing and appraising the audit work of the Company’s independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

•	serving as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

•	encouraging continuous improvement of, and fostering adherence to, the Company’s policies, procedures and practices at all levels.
II. COMPOSITION AND MEETINGS
     The Audit Committee shall be comprised of at least three directors. Unless otherwise authorized by the Board of Directors, each Committee member shall be “independent” as such term is defined in Schedule A.
     In addition, unless otherwise authorized by the Board of Directors, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Schedule A, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.

     All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in Schedule A.
     The members of the Committee shall be appointed by the Board at the annual organizational meeting of the Board held following the annual meeting of shareholders and shall hold office until the following organizational meeting of the Board or until their successors shall be duly appointed and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.
     The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related Management Discussion & Analysis and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related Management Discussion & Analysis prior to their publishing.
     The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditors of the Company.
     As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Company’s financial statements.
     Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Committee or such greater number as the Audit Committee shall by resolution determine.
     Meetings of the Audit Committee shall be held from time to time and at such place as the Audit Committee or the Chairman of the Committee shall determine upon 48 hours notice to each of members. The notice period may be waived by a quorum of the Committee. Each of the Chairman of the Committee, a member of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.
III. RESPONSIBILITIES AND DUTIES
To fulfill its responsibilities and duties the Audit Committee shall:
1.	Create an agenda for the ensuing year.

2.	Review and update this Charter at least annually, as conditions dictate.

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3.	Describe briefly in the Company’s annual report and more fully in the Company’s Management Information Circular the Committee’s composition and responsibilities and how they were discharged.

4.	Report periodically to the Board of Directors.
Documents/Reports Review
5.	Review with management and the independent auditors, the organization’s interim and annual financial statements, management discussion and analysis and any reports or other financial information to be submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board of Directors prior to their filing, issue or publication.

6.	Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

7.	Review with financial management and the independent auditor the Company’s financial statements, MD&A’s and earnings releases and any filings which contain financial information, to be filed with regulatory bodies such as securities commissions prior to filing or prior to the release of earnings. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.
Independent Auditor
8.	Recommend to the Board of Directors the selection of the independent auditor, consider its independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

9.	Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

10.	Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

11.	Review and approve requests for any management consulting engagement to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees.

12.	Review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant. Consider with

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management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

13.	Periodically consult with the independent auditor in the absence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

14.	Arrange for the independent auditor to be available to the Audit Committee and the full Board of Directors as needed. Ensure that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

15.	Oversee the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

16.	Ensure that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:
•	bookkeeping or other services related to the accounting records or financial statements of the Company;

•	financial information systems design and implementation;

•	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources;

•	broker or dealer, investment adviser or investment banking services;

•	legal services and expert services unrelated to the audit; and

•	any other services which the Public Company Accounting Oversight Board determines to be impermissible.
17.	Ensure that it is informed of each non-audit service and pre-approve any permissible non-audit services of the independent auditors, in accordance with applicable legislation. In connection with the pre-approval of permissible non-audit services, adopt specific policies and procedures for the engagement of such services, which detail the particular non-audit services. Such procedures must not include delegation of the committee’s responsibilities to management.

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Financial Reporting Processes
18.	In consultation with the independent auditor review the integrity of the organization’s financial and accounting and reporting processes, both internal and external.

19.	Consider the independent auditor’s judgments about the quality and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices.

20.	Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants’ reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.
Process Improvement
21.	At least annually obtain and review a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

22.	Review and approve hiring policies for employees or former employees of the past and present independent auditors.

23.	Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

24.	Review the scope and plans of the independent auditor’s audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

25.	Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

26.	Review any significant disagreements between management and the independent auditor in connection with the preparation of the financial statements.

27.	Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

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28.	Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

29.	Review activities, organizational structure, and qualifications of the chief financial officer and the staff in the financial area and ensure that matters related to succession planning within the Company are raised for consideration at the full Board of Directors.
Ethical and Legal Compliance
30.	Review and update periodically a Code of Ethical Conduct and ensure that management has established a system to enforce this Code. Review through appropriate actions taken to ensure compliance with the Code of Ethical Conduct and to review the results of confirmations and violations of such Code.

31.	Review management’s monitoring of the Company’s systems in place to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

32.	Review, with the organization’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.
Risk Management
33.	Make inquiries of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

34.	Ensure that the disclosure of the process followed by the Board of Directors and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

35.	Review management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage.
General
36.	Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

37.	Perform any other activities consistent with this Charter, the Company’s By-laws and governing law, as the Committee or the Board of Directors deems necessary or appropriate.

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SCHEDULE A
Independence Requirement of Multilateral Instrument 52-110
A member of the Audit Committee shall be considered “independent”, in accordance with Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”) if that member has no direct or indirect relationship with the issuer, which could reasonably interfere with the exercise of the member’s independent judgment. The following individuals are considered to have a material relationship with the issuer and, as such, cannot be a member of the Audit Committee:
(a) an individual who is, or has been, an employee or executive of the issuer, unless the prescribed period has elapsed since the end of the service or employment;
(b) an individual whose immediate family member is, or has been, an executive officer of the issuer, unless the prescribed period has elapsed since the end of the service or employment;
(c) an individual who is, or has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the issuer, unless the prescribed period has elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended;
(d) an individual whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the issuer, unless the prescribed period has elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended;
(e) an individual who is, or has been, or whose immediate family member is or has been, an executive officer of any entity if any of the issuer’s current executive officers serve on the entity’s compensation committee, unless the prescribed period has elapsed since the end of the service or employment;
(f) an individual who:
(i) has a relationship with the issuer pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or
(ii) receives, or whose immediate family member receives, more than $75,000 per year in direct compensation from the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee, unless the prescribed period has elapsed since he or she ceased to receive more than $75,000 per year in such compensation; and
(g) an individual who is an affiliated entity of the issuer or any of it subsidiary entities.
Financial Literacy Under Proposed Multilateral Instrument 52-110
“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

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